Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Three Months Ended March 31, 2004

(In millions, except ratio)

Earnings
Earnings before income taxes	$428
Interest expense	108
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(8)
Portion of rents representative of an interest factor	12
Amortization of debt premium and discount, net	(1)

Adjusted earnings from continuing operations before income taxes	$539

Fixed Charges
Interest expense	$108
Portion of rents representative of an interest factor	12
Amortization of debt premium and discount, net	(1)
Capitalized interest	—

Total fixed charges	$119

Ratio of Earnings to Fixed Charges	4.5